Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

November 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: John Stickel and Susan Block

Re:	Heartland Media Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted March 25, 2021
CIK 0001850529

Dear Mr. Stickel and Ms. Block:

On behalf of Heartland Media Acquisition Corp. (the “Company”), we submit this letter in response to a comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 21, 2021 relating to the above-referenced Draft Registration Statement on Form S-1 of the Company.

The Company is concurrently publicly filing the Registration Statement on Form S-1 (the “Registration Statement”) with revisions to its disclosures to address the Staff's comment via EDGAR.

In this letter, we have recited the comment from the Staff in italicized type and have followed the comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comment corresponds to the pagination of the Registration Statement.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

Draft Registration Statement on Form S-1

Our Acquisition Process, page 6

1.
Please clarify here that the low price the founders paid for the founder shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors.  As a separate matter, add a risk factor addressing this risk.

The disclosures under the captions “Our Acquisition Process” on pages 6, 7, 93 and 94 and “Risk Factors – Since our initial stockholders will lose their entire investment in us if our initial business combination is not completed (other than with respect to public shares they may acquire during or after this offering), and because our initial stockholders who have an interest in founder shares may profit substantially from a business combination even under circumstances where our public stockholders would experience losses in connection with their investment, a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination” on pages 46 and 47 have been revised to address the Staff’s comment.

* * * *

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at (212) 969-3096 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Daniel Forman

Daniel Forman

cc:	Robert S. Prather, Jr., Chief Executive Officer
Louis Rambo, Proskauer Rose LLP
Derek Dostal, Davis Polk & Wardwell LLP